Exhibit 99.1

CHINA SUNERGY NAMES MR. SHILIANG GUO AS DIRECTOR AND ACTING CHIEF FINANCIAL OFFICER

Nanjing, China – May 12, 2009 – China Sunergy Co., Ltd. (NASDAQ: CSUN), a specialized solar cell manufacturer based in Nanjing, China, announced today that it has named Mr. Shiliang Guo as a new Director of the Board and acting Chief Financial Officer.

Mr. Guo, 46, is currently the Chief Financial Officer of China Electric Equipment Group Co., Ltd. (“CEEG”), a large scale, hi-tech manufacturer and a related party of China Sunergy. Mr. Guo brings almost 25 years experience in finance and accounting to his positions at China Sunergy.

“I am delighted that Shiliang Guo is becoming a member of China Sunergy’s team, and we are pleased to have him with us,” commented Dr. Ruennsheng Allen Wang, Director and CEO of China Sunergy. “Shiliang’s experience at CEEG will bring important knowledge to our Company, and he is joining us at an exciting time. We expect he will provide important insights and contribute to our future success.”

Mr. Shiliang Guo was a finance teacher at the Zhengjiang Finance and Audit School from 1984 to 1993. From May 1993 until joining CEEG in October 2004, Mr. Guo was the chief accountant with Yangzhong Certified Public Accountant Co., Ltd., Yangzhou Xingda Certified Public Accountant Co., Ltd and Yangzhou Zhengxin Certified Public Accountant Co., Ltd respectively. He was previously a Director of the Board of China Sunergy from May 2006 to July 2007.

“I am honored to be appointed as a Director of China Sunergy, and look forward to working closely with Allen and my other colleagues to guide the company forward,” commented Mr. Guo. “I am also pleased that I can contribute as acting CFO, given that China Sunergy finds itself at a critical stage of its development. I believe that my experiences will help me continue the fine work done by my predecessor Kenneth Luk and further strengthen the management team.”

Mr. Guo graduated from Suzhou University in Suzhou, China, with a bachelor’s degree in finance in 1984 and obtained the qualification of People’s Republic of China Certified Public Accountant in December 1993.

China Sunergy is continuing its ongoing recruitment process for a permanent CFO.

About China Sunergy Co., Ltd.
China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit http://www.chinasunergy.com.

For further information contact:

Peter Schmidt
FD Asia
Tel:   +86-10-8591-1953
Email: peter.schmidt@fd.com

Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for the company’s products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.